EXHIBIT 99.1

News Release dated November 22, 2017, Suncor Energy announces further debt reduction

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy announces further debt reduction

Calgary, Alberta (Nov. 22, 2017) – As announced earlier today, Suncor successfully closed the sale of a 49% equity interest in the East Tank Farm Development project for aggregate proceeds of $503 million.  Suncor is directing the proceeds from this sale, together with the proceeds from the issuance earlier this month of US$750 million in aggregate principal amount of 4.000% senior unsecured notes due 2047, towards the early redemption of outstanding US$600 million 6.05% senior unsecured notes and CAD$700 million 5.80% Medium Term Notes, both due in 2018 (collectively, the “Notes”).

Suncor has given notice of the redemption to The Bank of New York Mellon and Computershare Trust Company of Canada (collectively, “the Trustees”) and a notice of redemption was sent to the holders of the Notes on November 15, 2017. The redemption date will be December 15, 2017 and the redemption price will be paid in accordance with the indentures governing the Notes.

Upon redemption of the Notes, Suncor will have redeemed all outstanding long term debt due in 2018.

This news release does not constitute a notice of redemption of the Notes.  Holders of the Notes should refer to the notice of redemption delivered to the registered holders of the Notes by the respective Trustee.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com